THE INTEGRITY FUNDS
1 MAIN STREET NORTH
MINOT, NORTH DAKOTA 58703

June 25, 2009

Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Form AW -- Request for Withdrawal of Amendments to a Registration Statement
The Integrity Funds (CIK No. 0000893730; File Nos. 33-53698; 811-07322)
Registration Statement on Form N-1A

Ladies and Gentlemen:

The Integrity Funds (the "Trust") hereby requests, pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), the withdrawal of the Post-Effective Amendments below (the "Post-Effective Amendments") under the Securities Act to the Trust's registration statement on Form N-1A:

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
36	January 22, 2008	485APOS	0000893730-08-000002
37	April 3, 2008	485BXT	0000893730-08-000017
39	April 30, 2008	485BXT	0000893730-08-000025
42	May 29, 2008	485BXT	0000893730-08-000038
43	June 25, 2008	485BXT	0000893730-08-000053
44	July 23, 2008	485BXT	0000893730-08-000057
45	August 20, 2008	485BXT	0000893730-08-000061
47	September 17, 2008	485BXT	0000893730-08-000077
48	October 15, 2008	485BXT	0000893730-08-000079
51	November 12, 2008	485BXT	0000893730-08-000091
52	December 10, 2008	485BXT	0000893730-08-000103
53	January 8, 2009	485BXT	0000893730-09-000002
54	February 5, 2009	485BXT	0000893730-09-000004
55	March 5, 2009	485BXT	0000893730-09-000010
57	April 2, 2009	485BXT	0000893730-09-000017
58	April 30, 2009	485BXT	0000893730-09-000027
60	May 28, 2009	485BXT	0000893730-09-000040

The Post-Effective Amendments related to the addition of the Integrity Asset Allocation Fund (the "Fund") as a new series of the Trust. The Trust is requesting withdrawal of the Post-Effective Amendments because it does not at this time seek to proceed with the Fund and the offering contemplated by the Post-Effective Amendments. No securities of the Fund were sold, or will be sold, pursuant to the Post-Effective Amendments.

If you have any questions, please contact Suzanne Russell, Esq. at (312) 845-3446.

Very truly yours,

THE INTEGRITY FUNDS

By:	/s/Robert E. Walstad
Robert E. Walstad
Interim President

By:	/s/Adam Forthun
Adam Forthun
Treasurer